FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Burcon NutraScience Corporation ("Burcon")

1946 West Broadway

Vancouver, British Columbia, Canada

V6J 1Z2

Item 2: Date of Material Change

August 7, 2020.

Item 3: News Release

A news release with respect to the material change described herein was disseminated on  August 10, 2020 through Newsfile Corp.

Item 4: Summary of Material Change

On August 10, 2020 Burcon announced that Burcon and Archer Daniels Midland Company ("ADM") have agreed to terminate the license and production agreement dated March 4, 2011 made among Burcon, Burcon NutraScience (MB) Corp. and ADM  for CLARISOY™ soy protein effective August 7, 2020.

As part of the agreement to terminate the exclusive license, the CLARISOY™ trademark will revert back to Burcon.  Additionally, Burcon and ADM are discussing opportunities for Burcon to acquire certain processing equipment from ADM's CLARISOY™ processing facility.

Item 5.1:  Full Description of Material Change

On March 4, 2011, Burcon and Burcon's wholly-owned subsidiary, Burcon NutraScience (MB) Corp. (together referred to for this section only, as "Burcon") entered into a license and production agreement (the "License and Production Agreement") with ADM.  Pursuant to the ADM License and Production Agreement, Burcon granted ADM an exclusive, royalty-bearing, worldwide license (the "License") to use and exploit Burcon's soy protein technology solely to make, have made, use, market and sell soy protein products  that use, incorporate or are derived from any Burcon technology.  ADM agreed to use reasonable commercial efforts to design, build and commission an initial production facility (the "Semi-works Production Facility") within a specified amount of time also, within a time specified under the ADM License and Production Agreement, provide written notice to Burcon to advise whether it will or will not increase its annual production capacity of the Products beyond the capacity of the Semi-works Production Facility ("Full Commercial Production").  The License and Production Agreement provided each party the right to convert the exclusive license to a non-exclusive license under certain conditions and set out the royalties payable under the License during the term of the agreement.

On June 18, 2012, Burcon announced that ADM had constructed and was operating the Semi-works Production Facility in Decatur, Illinois to produce CLARISOY™ soy proteins.  ADM conducted the first commercial sale of CLARISOY™ soy protein by December 2012.

On March 6, 2014, Burcon announced that it received written notice from ADM that ADM intended to expand to Full Commercial Production.  On November 8, 2016, Burcon announced that ADM had successfully commissioned the first full-scale CLARISOY™ production facility.

On August 10, 2020 Burcon announced that Burcon and ADM have agreed to terminate the License and Production Agreement effective August 7, 2020.

As part of the agreement to terminate the exclusive license, the CLARISOY™ trademark will revert back to Burcon.  Burcon will pay ADM an agreed upon percentage of the aggregate direct third party costs paid by ADM in connection with the marketing, trademark prosecution, and trademark maintenance of the CLARISOY™ trademark. Within 30 days of such payment to ADM, ADM will assign the CLARISOY™ trademark to Burcon.

Burcon and ADM are discussing opportunities for Burcon to acquire certain processing equipment from ADM's CLARISOY™ processing facility.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

This material change report is not being filed on a confidential basis.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

Johann F. Tergesen, President and Chief Executive Officer

Telephone: (604) 733-0896 Ext. 15

Email: jtergesen@burcon.ca

Item 9: Date of Report

August 17, 2020.